Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 13*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*23 September 2004*	*No of sheets:*	*7*

NI/104/2004

SUPPL

In accordance with §57, section 1 point 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, item 1569 and from 2002 No 31, item 280, the Board of Management of KGHM Polska Miedź S.A. hereby provides the Report for the first half of 2004.

Herein, are presented only the balance sheet, income statement, statement of changes in equity and cash flow statement. United States Securities and Exchange Commission will receive the complete hard copy of the Report for the first half of 2004 by express mail shortly.

Sincerely

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

9/28

EXEMPTION NUMBER: **82 4639**
(in '000PLN)

BALANCE SHEET	Note	H1/2004	2003	H1/2003
ASSETS				
I. Non-current assets		6 290 949	6 220 756	5 894 921
1. Intangible assets, of which:	1	51 957	23 896	15 538
- goodwill				
2. Tangible fixed assets	2	3 109 301	3 132 309	2 975 681
3. Long term debtors	3, 8	46 716	46 716	46 614
3.1. From related entities		44 876	44 876	44 687
3.2. From other entities		1 840	1 840	1 927
4. Long term investments	4	2 802 468	2 717 588	2 619 770
4.1. Investment property				
4.2. Intangible assets				
4.3. Long term financial assets		2 802 468	2 717 588	2 619 770
a) in related entities, of which:		2 741 413	2 656 359	2 555 583
- shares in subordinated entities valued by the equity method		1 359 294	1 276 599	1 081 544
b) in other entities		61 055	61 229	64 187
4.4. Other long term investments				
5. Long term prepayments	5	280 507	300 247	237 318
5.1. Deferred income tax asset		279 201	299 000	233 781
5.2. Other prepayments		1 306	1 247	3 537
II. Current assets		2 349 242	2 085 243	1 900 806
1. Inventories	6	802 390	776 931	851 880
2. Short term debtors	7, 8	655 906	543 535	522 660
2.1. From related entities		74 679	50 499	43 008
2.2. From other entities		581 227	493 036	479 652
3. Short term investments		849 832	759 430	483 725
3.1 Short term financial assets	9	849 832	759 430	483 725
a) in related entities		4 000	3 515	773
b) in other entities		401 007	481 515	317 254
c) cash and cash equivalents		444 825	274 400	165 698
3.2. Other short term investments				
4. Short term prepayments	10	41 114	5 347	42 541
Total assets		8 640 191	8 305 999	7 795 727
EQUITY AND LIABILITIES				
I. Equity		4 639 170	3 655 189	3 721 992
1. Share capital	12	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid (negative value)				
3. Treasury shares (negative value)	13			
4. Reserve capital	14	1 624 204	1 194 236	1 190 378
5. Revaluation reserve	15	425 051	436 164	933 084
6. Other reserve capital	16			
7. Retained profit (uncovered loss) from prior years		(387 245)	(612 349)	(616 866)
8. Net profit (loss)		977 160	637 138	215 396
9. Write-off of net profit in the financial year (negative value)	17			
II. Liabilities and provisions for liabilities		4 001 021	4 650 810	4 073 735
1. Provisions for liabilities	18	1 312 318	1 322 485	1 404 022
1.1. Deferred income tax provision		196 547	202 729	282 503
1.2. Provision for retirement and related benefits		684 344	671 629	669 851
a) long term		632 109	619 978	621 296
b) short term		52 235	51 651	48 555
1.3. Other provisions		431 427	448 127	451 668
a) long term		399 055	407 742	412 017
b) short term		32 372	40 385	39 651
2. Long term liabilities	19	939 677	1 420 447	9 126
2.1. Toward related entities		3 132		
2.2. Toward other entities		936 545	1 420 447	9 126
3. Short term liabilities	20	1 545 226	1 758 077	2 487 850
3.1. Toward related entities		137 757	133 714	127 348
3.2. Toward other entities		1 333 291	1 565 498	2 292 544
3.3. Special funds		74 178	58 865	67 958
4. Accruals and deferred income	21.	203 800	149 801	172 737
4.1. Negative goodwill				
4.2. Other accruals and deferred income		203 800	149 801	172 737
a) long term		2 562	2 630	2 011
b) short term		201 238	147 171	170 726
Total equity and liabilities		8 640 191	8 305 999	7 795 727

Net assets		4 639 170	3 655 189	3 721 992
Shares outstanding		200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	22	23.20	18.28	18.61
Diluted shares outstanding				
Diluted net assets per share (in PLN)	22			

OFF-BALANCE SHEET ITEMS	Note	H1/2004	2003	H1/2003
1. Contingent debtors	23	74 249	44 590	44 172
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)		74 249	44 590	44 172
- received guarantees				
- contested State budget issues		73 762	43 992	43 992
- other		487	598	180
2. Contingent liabilities	23	3 518	17 357	
2.1. Toward related entities (due to)		3 518	17 357	
- granted guarantees		3 518	17 357	
2.2. Toward other entities (due to)				
- granted guarantees				
3. Other (due to)		278 451	285 989	264 968
- liabilities on bills of exchange		4 000	8 000	
- perpetual usufruct of State Treasury land		176 019	170 302	173 039
- leased fixed assets		3 567	6 886	3 639
- commitments due to implementation of R&D projects, and other unrealised agreements		93 753	99 885	59 607
- contested State budget liabilities				24 103
- other unresolved and disputed issues etc.		1 112	916	4 580

(in '000PLN)

INCOME STATEMENT	Note	H1/2004	H1/2003
I. Net revenue from the sale of products, goods for resale and materials, of which:		3 220 507	2 215 934
- from related entities		678 646	457 619
1. Net revenue from the sale of products	24	3 204 390	2 205 761
2. Net revenue from the sale of goods for resale and materials	25	16 117	10 173
II. Cost of products, goods for resale and materials sold, of which:		(2 022 844)	(1 807 036)
- for related entities		(379 301)	(363 976)
1. Cost of manufactured products sold	26	(2 008 714)	(1 798 393)
2. Cost of goods for resale and materials sold		(14 130)	(8 643)
III. Gross profit (loss) (I-II)		1 197 663	408 898
IV. Selling costs	26	(38 589)	(40 187)
V. General administrative costs	26	(222 303)	(204 133)
VI. Profit (loss) from sales (III-IV-V)		936 771	164 578
VII. Other operating income		37 960	35 810
1. Gain on disposal of non-financial assets			329
2. Subsidies		332	136
3. Other operating income	27	37 628	35 345
VIII. Other operating costs		(61 649)	(73 563)
1. Loss from disposal of non-financial assets		(212)	
2. Revaluation of non-financial assets		(6 005)	(36 651)
3. Other operating costs	28	(55 432)	(36 912)
IX. Operating profit (loss) (VI+VII-VIII)		913 082	126 825
X. Financial income	29	491 866	380 783
1. Dividends and share in profit, of which:		70 398	47 768
- from related entities		68 872	47 643
2. Interest, of which:		62 738	57 946
- from related entities		49 877	47 732
3. Gain on the sale of investments	31	112 121	64 722
4. Revaluation of investments		191 244	190 386
5. Other		55 365	19 961
XI. Financial costs	30	(213 101)	(232 329)
1. Interest, of which:		(30 272)	(47 855)
- to related entities		(191)	(21)
2. Loss from the sale of investments	31		
3. Revaluation of investments		(160 603)	(150 929)
4. Other		(22 226)	(33 545)
XII. Profit (loss) before extraordinary items and taxation (IX+X-XI)		1 191 847	275 279
XIII. Result on extraordinary items (XIII.1.-XIII.2.)			16
1. Extraordinary gains	32	20	20
2. Extraordinary losses	33	(20)	(4)
XIV. Profit (loss) before taxation (XII+/-XIII)		1 191 847	275 295
XV. Taxation	34	(214 687)	(59 899)
a) current taxation		(211 319)	(59 344)
b) deferred taxation		(3 368)	(555)
XVI. Other obligatory deductions from profit (loss increase)	35		
XVII. Share in net profit (loss) of subordinated entities valued by the equity method	36		
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)		977 160	215 396

Net profit (loss) (annualised)		1 400 902	453 480
Weighted average number of ordinary shares		200 000 000	200 000 000
Net profit (loss) per share (in PLN)	38	7.00	2.27
Weighted average diluted number of ordinary shares			
Diluted net profit (loss) per ordinary share (in PLN)	38		

STATEMENT OF CHANGES IN EQUITY	H1/2004	2003	H1/2003
I. Equity - beginning of the period	4 006 502	4 010 925	4 010 925
a) changes of accounting policies	(351 313)	(612 349)	(616 866)
b) corrections due to error			
I.a. Equity - beginning of the period, after adjustment with comparative data	3 655 189	3 398 576	3 394 059
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital			
a) increase, due to:			
- issue of shares			
b) decrease, due to:			
- redemption of shares			
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period			
2.1. Changes in called up capital not paid			
a) increase (due to)			
b) decrease (due to)			
2.2. Called up capital not paid - end of the period			
3. Treasury shares - beginning of the period			
3.1. Changes in Treasury shares			
a) increase, due to:			
b) decrease, due to:			
3.2. Treasury shares - end of the period			
4. Reserve capital - beginning of the period	1 194 236	998 829	998 829
4.1. Changes in reserve capital	429 968	195 407	191 549
a) increase, due to:	429 968	259 796	255 938
- issue of shares over nominal value			
- from profit distribution (statutory)			
- from profit distribution (over statutorily-required minimum value)	411 557	254 546	254 546
- transfer from revaluation reserve	18 411	5 250	1 392
b) decrease, due to:		(64 389)	(64 389)
- coverage of losses		(64 389)	(64 389)
4.2. Reserve capital - end of the period	1 624 204	1 194 236	1 190 378
5. Revaluation reserve - beginning of the period	400 709	821 939	821 939
5.1. Changes in revaluation reserve	24 342	(385 775)	111 145
a) increase, due to:	549 245	514 040	248 835
- effects of changes of accounting policies	35 455		
- settlement of hedging instruments	430 683	100 997	8 916
- valuation of hedging transactions, in the effective part	83 107	297 087	219 850
- settlement of the effects of valuation of hedging instruments after change in the principle for establishing exchange rates			20 069
- excess of deferred income tax asset over deferred income tax provision		115 956	
b) decrease, due to:	(524 903)	(899 815)	(137 690)
- disposal of tangible fixed assets	(18 449)	(6 726)	(1 520)
- valuation of hedging transactions, in the effective part	(372 735)	(711 297)	(9 060)
- settlement of hedging instruments	(117 795)	(181 792)	(89 819)
- excess of deferred income tax provision over deferred income tax asset	(15 924)		(37 291)
5.2. Revaluation reserve - end of the period	425 051	436 164	933 084
6. Other reserve capital - beginning of the period			
6.1. Changes in other reserve capital			
a) increase, due to:			
b) decrease, due to:			
6.2. Other reserve capital - end of the period			
7. Retained profit (uncovered losses) from prior years - beginning of the period	*411 557*	*190 157*	*190 157*
7.1. Retained profit from prior years - beginning of the period	411 557	254 546	254 546
a) changes of accounting methodology (policies)			
b) corrections due to error			
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	411 557	254 546	254 546
a) increase, due to:			
- distribution of profit from prior years			
b) decrease, due to:	(411 557)	(254 546)	(254 546)
- transfer to reserve capital	(411 557)	(254 546)	(254 546)
7.3. Retained profit from prior years - end of the period			

7.4. Uncovered losses from prior years - beginning of the period		(64 389)	(64 389)
a) changes of accounting methodology (policies)	(386 768)	(612 349)	(616 866)
b) corrections due to error			
7.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data	(386 768)	(676 738)	(681 255)
a) increase, due to:			
- transfer of losses from prior years to be covered			
b) decrease, due to:	(477)	64 389	64 389
- coverage of loss from reserve capital		64 389	64 389
- other	(477)		
7.6. Uncovered losses from prior years - end of the period	(387 245)	(612 349)	(616 866)
7.7. Retained profit (uncovered losses) from prior years - end of the period	(387 245)	(612 349)	(616 866)
8. Net result	977 160	637 138	215 396
a) net profit	977 160	637 138	215 396
b) net loss			
c) write-off from profit			
II. Equity - end of the period	4 639 170	3 655 189	3 721 992
III. Equity, after adjustment for proposed profit distribution (coverage of losses)	4 639 170	3 655 189	3 721 992

CASH FLOW STATEMENT	H1/2004	H1/2003
A. Cash flow from operations - indirect method		
I. Net profit (loss)	977 160	215 396
II. Total adjustments	(176 812)	23 869
1. Share in (profit) loss of entities valued by the equity method		
2. Depreciation	140 913	149 682
3. (Profit) loss on exchange rate differences	(3 221)	13 798
4. Interest and share in profits (dividends)	(93 632)	(51 306)
5. (Profit) loss on investing activities	272 409	536 164
6. Change in provisions	4 451	12 132
7. Change in inventories	(25 459)	(5 025)
8. Change in debtors	(117 101)	62 956
9. Change in short term liabilities, excluding bank and other loans	9 143	(56 139)
10. Change in prepayments and accruals	13 105	(54 767)
11. Other adjustments	(377 420)	(583 626)
III. Net cash flow from operations (I+/-II)	800 348	239 265
B. Cash flow from investing activities		
I. Inflow	240 843	112 965
1. The sale of intangible assets and tangible fixed assets	320	695
2. The sale of investments properties and intangible assets		
3. From financial assets, of which:	240 333	112 270
a) in related entities	118 364	95 126
- the sale of financial assets		
- dividends and share in profit	68 872	47 643
- repayment of long term loans granted		
- interest	49 492	47 483
- other inflow from financial assets		
b) in other entities	121 969	17 144
- the sale of financial assets	120 210	13 398
- dividends and share in profit	1 751	
- repayment of long term loans granted		
- interest	8	3 746
- other inflow from financial assets		
4. Other investment inflow	190	

II. Outflow	(317 450)	(254 475)
1. The purchase of intangible assets and tangible fixed assets	(226 447)	(131 163)
2. Investment properties and intangible assets		
3. For financial assets, of which:	(80 248)	(121 936)
a) in related entities	(16 401)	(91 500)
- the purchase of financial assets	(16 401)	(91 500)
- long term loans granted		
- other financial assets		
b) in other entities	(63 847)	(30 436)
- the purchase of financial assets	(63 847)	(30 436)
- long term loans granted		
- other financial assets		
4. Other investment outflow	(10 755)	(1 376)
III. Net cash flow from investing activities (I-II)	(76 607)	(141 510)
C. Cash flow from financing activities		
I. Inflow		6 000
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital		
2. Bank and other loans		6 000
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(553 870)	(56 927)
1. The purchase of own shares		
2. Dividends and other shareholder-related payments		
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of bank and other loans	(519 877)	(4 772)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(5 910)	(542)
8. Interest	(28 083)	(51 613)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	(553 870)	(50 927)
D. Total net cash flow(A.III+/-B.III+/-C.III)	169 871	46 828
E. Change in balance sheet total of cash and cash equivalents, of which:	170 425	47 227
- change in cash and cash equivalents due to exchange rate differences	554	399
F. Cash and cash equivalents - beginning of the period	275 442	118 727
G. Cash and cash equivalents - end of the period (F+/-D), of which:	445 313	165 555
- including those having limited rights of disposal	62 603	25 859

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 13*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	20 September 2004	*No of sheets:*	*1*

Current report 47/2004

The Management Board of KGHM Polska Miedź S.A. wishes to announce that the date of publication of its H1 2004 report has been changed; the report will now be published on 23 September 2004.

Legal basis:
(§69, section 1 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

PREZES ZARZĄDU
Wiktor Błądek